2004 ANNUAL REPORT

INTERNATIONAL ROYALTY CORPORATION

2004 LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

     As this is my first letter to you, I wanted to share our vision and strategy for creating a major mineral royalty company. International Royalty Corporation (‘‘IRC’’) was founded to be a low risk vehicle for investment in a wide range of mineral commodities, capitalizing on the broad experience and resource industry knowledge of its management team and directors, and with the mission of acquiring high quality royalty interests on reasonable terms. By providing liquidity opportunities for existing royalty owners, and by participating in the development of attractive new natural resource projects via royalty financing, we intend to create shareholder value by assembling a diversified portfolio of high-margin mineral interests. I would also like to outline the history of how IRC came to reality in a surprisingly short period of time, and review our achievements to date. More importantly, this letter gives me the opportunity to set forth our vision and future plans; a combination which we believe will make IRC a potentially long and exciting growth story.

     During the first quarter of 2002, George Young and I decided to form a new mineral royalty company, a concept we had often discussed over the years. We immediately invited Doug Hurst to join us because of his extensive contacts in both the Canadian mining and investment communities. We also established a board of directors that included three individuals, Rene Carrier, Gordon Fretwell and Robert Schafer, each with unique skill sets needed to launch this effort.

     Doug and I met with Claude Bonhomme at the Prospectors and Developers Annual Meeting in Toronto in March 2003 and shortly thereafter concluded an agreement to purchase his 0.25% NSR royalty on one of Canada’s largest gold producers, the Williams mine in Ontario. With this foundation, IRC was incorporated on May 7, 2003. By August we had completed a private equity placement of CAD$3.6 million and completed the acquisition of the Williams royalty. With sufficient working capital in tow, George, Doug and I were able to wind down our other business activities and focus exclusively on building IRC. Haywood Securities Inc. led this initial financing effort while also providing invaluable advice on how to best design our new company for the benefit of our shareholders. Haywood also introduced us to the Voisey’s Bay royalty opportunity. In September 2003, Doug and I had our first meeting with Archean Resources Ltd., the owner of a 2.7% NSR royalty on the world-class Voisey’s Bay nickel-copper-cobalt project located in Labrador. Simultaneously, we contacted former clients, friends and industry colleagues in search of other royalty opportunities consistent with our investment goals.

     On August 16, 2004 we signed a binding letter of intent with Archean Resources. Our other business development efforts also paid off in the fall of 2004 when we executed five other agreements to purchase approximately 60 other royalties from BHP Billiton Worldwide Exploration Inc., Hecla Mining Company, the Hunter Exploration Group, David Fawcett and John Livermore. These royalties greatly advanced our objective of assembling a diversified portfolio of royalty interests, involving a wide range of mineral commodities, in different geographies, and at various project stages. It was now time to focus on the financing of these purchases through an initial public offering.

     In October, 2004 we retained Fasken Martineau DeMoulin LLP as legal counsel to spearhead the IPO effort and PricewaterhouseCoopers LLP to serve as our auditors. An investment banking syndicate, led by Haywood Securities and GMP Securities Ltd., and including Canaccord Capital Corporation, Salman Partners Inc., Raymond James Ltd. and Bolder Investment Partners Ltd. was assembled. These firms faced the challenging task of raising funds sufficient to complete the numerous transactions underway, as well as provide the working capital needed to further advance IRC’s growth. I feel that our team can be justifiably proud of executing these tasks in a timely manner, as on February 22, 2005 we completed the public offering of CAD$150 million in equity and another CAD$30 million in debt. IRC’s stock opened for trading on February 23, 2005 at CAD$4.30 per share. In summary, we were able to take a concept from $0 in value to CAD$250 million in the span of three years.

     To date, our transaction has been the largest mineral-related IPO of 2005, a point of some pride for us. There had not been an institutional-grade royalty company created in the mining sector for more than a decade, so proving the value of our business concept was a challenge exceeding that of the usual new mining company story.

     In connection with the Archean transaction, Chris Daly and Colm St. Roche Seviour joined our board of directors. Ed Mercaldo jointed shortly thereafter. This expanded the Board to nine members and significantly enhanced our capabilities in deal-making, accounting, law and corporate governance. The majority of our board is independent and we have no controlling shareholder. Management and directors together hold 6.6% of the Company’s outstanding shares.

     In addition to our talented board, we have assembled an experienced team of natural resource and financial professionals, and established the tools necessary to implement our plan. Dr. David Hammond joined us as Vice President, Strategic Planning to help us efficiently analyze the dozen or more commodities we are tracking, and provide sound financial underpinning for the evaluation of new investment opportunities. Dave also served as our interim CFO during the IPO process. In April 2005, Ray Jenner, with his extensive background in mineral industry finance and administration, joined us as our permanent Chief Financial Officer. Jim Jensen and Tu Li have been key staff members since the beginning and have contributed greatly towards bringing IRC to reality. Art Courtney, another well experienced resource industry professional, rounds out our royalty acquisition/creation team. Art spent most of 2004 further expanding our already extensive global mineral royalty database. As of this writing this database contains more than 2,200 targets. We have prioritized this list and are now systematically tracking down the highest-caliber opportunities. Our challenge now is to act on the best of these opportunities, always with the goal of adding long-term shareholder value in mind.

     Looking forward into 2005 and beyond, IRC is poised for continued success. We raised an additional CAD$12.5 million from the exercise of the IPO over-allotment and presently have over US$16 million in working capital. The mountain of paperwork associated with every public offering is at last being put to rest and we are back at doing what we do best – creating value by systematically searching for accretive royalty acquisition opportunities.

     The Company currently holds a portfolio of over 60 royalties with the flagship Voisey’s Bay interest representing the majority of the value. INCO Limited, the mine’s operator, reports that construction is 6 months ahead of schedule and we expect to see our first royalty payments in early 2006. Our other royalties are not sitting idle. We are aware of more than CAD$30 million currently budgeted towards exploration programs and feasibility studies on just a handful of the underlying properties, and are looking forward to hearing more about their progress. We are projecting on the order of a 50-fold increase in our revenues between 2005 and 2006 based solely on the current status of our existing portfolio. The world of mineral royalties is large, and with relatively limited competition, so we are excited about the prospects of growing these revenues further.

     In closing, I would like to thank IRC’s initial and new shareholders for supporting our vision. You have entrusted your investment to us and we intend to ensure that this trust is honoured as the Company grows through smart, opportunistic acquisition transactions. Our royalty acquisition model is non-traditional and we believe that our high research standards and deal-making skills will offer our shareholders higher returns than are normally generated by mining industry investment vehicles. With a small staff and overhead, we expect that approximately 85% of our revenues will go to earnings before amortization, interest and taxes. This is a unique situation for any company. As our revenues increase, so will our margins, providing the financial resources needed to continue growing our Company. Long-term, our goal is to be among the largest and most profitable mineral royalty companies in the world. I look forward to making further reports on our progress in the years ahead.

The IRC team is grateful for your continued support.
Sincerely yours,

DOUGLAS B. SILVER

Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

     This discussion and analysis of financial position and results of operations of International Royalty Corporation (the ‘‘Company’’ or ‘‘IRC’’) has been prepared based on information available to the Company as of March 24, 2005 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2004. All amounts are in U.S. dollars unless specifically stated otherwise.

     Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com.

Cautionary Statement on Forward Looking Information

     This document contains certain forward looking statements. These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’, ‘‘continue’’, ‘‘target’’ or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Selected Financial Information:
		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Statement of Operations
Royalty revenues	$357,116	$177,885
Amortization	$277,369	$143,134
Gross profit from royalties	$79,747	$34,751
General and administrative	$727,106	$253,664
Net loss	$(644,238)	$(213,266)
Basic and diluted loss per share	$(0.08)	$(0.03)
Statement of Cash Flows
Cash used in operating activities	$(160,614)	$(142,851)
Balance Sheet
Total assets	$3,502,001	$2,359,224
Shareholders’ Equity	$2,758,460	$2,312,736

Financial Performance
Overall

     Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

     The net loss for the year ended December 31, 2004 was $644,238 or $0.08 per share compared to a loss of $213,266 or $0.03 per share for the period from May 7, 2003 to December 31, 2003. General and administrative expenses increased by $473,442 for the year ended December 31, 2004 compared to the six months of operations during 2003. The majority of this increase was caused by the additional six months of operations in 2004 versus the comparative period of 2003. The year ended December 31, 2004 also included a charge of $91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the ‘‘Consultants’ Special Warrants’’). Also included in 2004 was increased legal, accounting and other professional fees incurred as the Company was continued under the Canada Business Corporations Act and updated its corporate governance policies in preparation for its initial public offering (‘‘IPO’’), completed in February 2005. These increased costs during the year ended December 31, 2004 were offset by additional gross profit from royalties of $44,996, primarily as a result of the longer operating period in 2004.

Year ended December 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

     During the period ended December 31, 2003, royalty revenues from the Company’s Williams Mine royalty interest (‘‘Williams Royalty’’) represented five months of production compared to the year ended December 31, 2004. The monthly average in 2004 of $29,760 is lower than the 2003 monthly average of $35,577 due primarily to the mining of lower grade ores at the Williams gold mine (‘‘Williams Mine’’) during the 2004 period than in the 2003 period. This decrease was offset somewhat by a higher average price of gold ($410 for the year ended December 31, 2004 compared to $380 for the five months ended December 31, 2003).

     Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly amortization was $23,114 during the year ended December 31, 2004 compared to $28,627 during the five months of production ended December 31, 2003. The lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine. General and administrative expenses represent the costs of maintaining the Company’s primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia. These costs consist of salaries, professional fees, travel costs, rent and other administrative costs. The Company did not incur any costs prior to July 1, 2003. The Company’s average monthly administrative costs rose from $42,277 during the six months ended December 31, 2003 to $60,592 during the year ended December 31, 2004. The increase in the monthly average was due to a charge of $91,776 to compensation expense relating to the issue of the Consultants’ Special Warrants during 2004 and also the increase in legal, accounting and other professional fees incurred as the Company prepared for its IPO.

Financial Position, Liquidity and Capital Resources
Operating Cash Flow

     Cash used in operating activities, before changes to non-cash working capital items was $271,343 during the year ended December 31, 2004 compared to $69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods and the increase in professional fees of the Company in preparation for its IPO.

Investing Activities

     On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of CAD$2,876,722 and the issuance of warrants (the ‘‘Williams Mine Warrants’’). The Williams Mine Warrants are exercisable to purchase 950,000 common shares of the Company (‘‘Common Shares’’) at an exercise price of CAD$3.00 per Common Share. The Williams Mine Warrants are exercisable for a period of two years from February 22, 2005.

     During 2004, the Company deferred $196,186 of due diligence and legal charges incurred in connection with its acquisition of all of the outstanding shares of Archean Resources Ltd. (‘‘Archean’’).

Financing Activities

     On August 12, 2003, the Company completed a private placement of 4,400,000 special warrants (‘‘Initial Financing Special Warrants’’) for net proceeds of $2,497,643. Of these net proceeds, $2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses. Each Initial Financing Special Warrant was exercisable for one Common Share and approximately 0.216 of a warrant (‘‘Financing Warrant’’) for no additional consideration. During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CAD$3.00 per Common Share for aggregate proceeds to the Company of CAD$1,198,296 ($998,186). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company’s IPO in February 2005 for 2,550,000 Common Shares and 550,568 Financing Warrants. Each Financing Warrant is exercisable for one Common Share for CAD$3.00 for a period of two years from February 22, 2005.

During 2004, the Company deferred $643,684 of legal and other charges incurred in connection with its IPO.

Cash Resources and Liquidity

     On February 22, 2005, the Company completed its IPO of 37,790,698 (includes the exercise of the over-allotment option on March 4, 2005) Common Shares at CAD$4.30 per Common Share for gross proceeds of CAD$162,500,000. Coincident with the IPO, the Company also sold a ‘‘Unit Offering’’ for gross proceeds of CAD$30,000,000. The Unit Offering consisted of CAD$30,000,000 of 5.5% senior secured debentures (the ‘‘Debentures’’) due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and estimated uses of proceeds are summarized as follows:

	CAD$	US$

Gross proceeds from the IPO	$162,500,000	$131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents’ commission and estimated expenses of offering	(16,233,000)	(12,500,000)

Net proceeds	176,267,000	143,479,750
Acquisition of Archean(1)(2)	(153,117,000)	(124,132,000)
Available for the purchase of other royalties(1)(3)	(1,330,000)	(1,078,000)
Funds deposited in escrow(4)	(2,475,000)	(2,006,000)

Net proceeds available to the Company	$19,345,000	$16,263,750

(1)	Includes estimated costs of acquisition.

(2)	On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean, which owns 90% of an effective 3% net smelter return royalty (the ‘‘Voisey’s Bay Royalty’’) on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was CAD$184.3 million, consisting of CAD$152.5 million in cash and 7,395,349 Common Shares, valued at the Company’s IPO offering price of CAD$4.30 per Common Share.

(3)	The Company has reserved proceeds from the IPO for the completion of the following royalty purchase agreements:

On November 15, 2004, the Company signed a letter agreement (as amended on February 21, 2005 and on March 21, 2005) with BHP Billiton World Exploration Inc. and several of its affiliates (superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests. Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CAD$4.30. The transaction is expected to close in April, 2005.

On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CAD$312,500 in cash and CAD$937,500 in Common Shares valued at the offering price of the IPO of CAD$4.30. On February 22, 2005, the parties entered into a royalty purchase agreement superseding the letter agreement and an escrow agreement whereby the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (‘‘Western’’). On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

(4)	Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

     Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

  On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;
  On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CAD$4.30;
  On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CAD$5,000,000 in Common Shares valued at CAD$4.30, the offering price of the IPO.

     The Company’s near-term cash requirements are limited to general and administrative expenses. As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties. Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

     The Company believes that the funds raised from the IPO will be sufficient to cover the cost of general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005 and future years. With the commencement of the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company’s contractual obligations for future payments are summarized as follows:
	Minimum Lease	Debenture Principal and	Total Contractual
Year	Obligations	Interest Obligations(1)	Obligations

2005	$ 7,592	$ 678,845(2)	$ 686,437
2006	45,830	1,357,689(2)	1,403,519
2007	47,798	1,357,689	1,405,487
2008	50,891	1,357,689	1,408,580
2009	52,578	1,357,689	1,410,267
Thereafter	44,987	26,721,799	26,766,786

Total	$249,676	$32,831,400	$33,081,076

(1)	The obligation is denominated in CAD$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CAD$1.2153.

(2)	Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

Related Party Transactions

     The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

     During the period ended December 31, 2003 and the year ended December 31, 2004 IRC incurred legal fees of CAD$34,501 and CAD$42,388, respectively, to a law corporation related to one of its directors.

     Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at December 31, 2004.

Critical Accounting Estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

     Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

     Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the periods ended December 31, 2003 and December 31, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

     Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

     The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

     The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

     Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (‘‘CICA’’) Handbook Section 3063 ‘‘Impairment of Long-lived Assets’’, which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policies Stock-Based Compensation

     Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 ‘‘Stock-Based Compensation and Other Stock-Based Payments’’ whereby the fair value of awards to both employees and non-employees are recognized as an expense. The adoption of this policy had no impact on the comparative consolidated financial statements.

Impairment of Long-lived Assets

     Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3063 –Impairment of Long-lived Assets. Under CICA 3063, impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows. The adoption of this standard had no impact on the comparative consolidated financial statements.

Comprehensive Income

     CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

     Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

     The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Equity

     CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

     Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

     The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Outlook

     The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after the IPO. The increased costs will include listing fees, reporting costs, increased legal and accounting fees, insurance and other costs associated with a publicly traded company. All of the officers of the Company were taking reduced salaries during 2004, which have been increased to 100% of their designated amounts effective March 1, 2005. Also, during 2005 the Company will increase its staff to assist in portfolio management, financial reporting and shareholder relations.

     Until the commencement of operations at the Voisey’s Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s tax liability once payments from the Voisey’s Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company’s royalty revenues in 2005.

     The excess proceeds from IPO have been invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

     As of March 24, 2005, there were 56,830,469 Common Shares outstanding. In addition there were 2,850,000 director and employee stock options with exercise prices ranging between CAD$4.30 and $4.80 per share. There were also 1,500,000 warrants outstanding, allowing the holders to purchase Common Shares at CAD$3.00 per share and 440,000 warrants outstanding which allow the holders to purchase Common Shares at CAD$0.80 per share. All warrants expire on February 22, 2007.

RISK FACTORS

     The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

     Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

     The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

     The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty. The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue. Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

     The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)	increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c)	the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d)	declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e)	unexpected penalties may be imposed by smelters or refiners; and

(f)	the metallurgy may turn out differently than that anticipated.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of INTERNATIONAL ROYALTY CORPORATION

     We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.		Chartered Accountants
March 18, 2005
(except for note 12(d), which is as at March	21, 2005)

MANAGEMENT’S REPORT

     The financial statements and the Management Discussion and Analysis included in this annual report have been prepared by, and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based upon information currently available.

     Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised entirely of independent directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors upon recommendation of the Audit Committee.

     The consolidated financial statements have been audited by our external auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

DOUGLAS B. SILVER Chairman and Chief Executive Officer April 13, 2005
RAY W. JENNER Chief Financial Officer and Corporate Secretary

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED BALANCE SHEETS
As at December 31, 2004 and 2003
(expressed in U.S. dollars)

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$ 810,587	$ 204,038
Royalty receivable	97,286	107,724
Prepaid expenses and other current assets	500	12,585

	908,373	324,347
Royalty interest in mineral property (note 3)	1,747,351	2,024,720
Furniture and equipment (note 4)	6,407	10,157
Deferred charges (note 5)	839,870	—

	$3,502,001	$2,359,224

LIABILITIES
Current liabilities
Accounts payable (note 9)	$ 700,000	$ 3,766
Accrued liabilities	43,541	42,722

	743,541	46,488

SHAREHOLDERS’ EQUITY
Common shares (note 7)
Authorized
Unlimited common shares without par value
Issued
5,849,433 (2003 – 1) common shares	2,058,352	—
Special warrants (note 7)	1,477,612	2,434,078
Warrants (note 7)	80,000	91,924
Deficit	(857,504)	(213,266)

	2,758,460	2,312,736
	$3,502,001	$2,359,224

Nature of operations (note 1) Commitments (note 11) Subsequent events (notes 7 and 12) Approved by the Board of Directors

Douglas B. Silver	Rene G. Carrier
Chairman and Chief Executive Officer	Director

INTERNATIONAL ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in U.S. dollars, except number of shares amounts)
		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Royalty revenues	$ 357,116	$ 177,885
Expenses
General and administrative	727,106	253,664
Amortization	277,369	143,134

	1,004,475	396,798

Loss from operations	(647,359)	(218,913)
Foreign currency gain	3,121	5,647

Loss for the period	$(644,238)	$(213,266)

Basic and diluted loss per share	$(0.08)	$ (0.03)

Basic and diluted weighted average shares outstanding	8,334,089	6,389,193

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in U.S. dollars)

								Total
	Common shares		Special warrants		Warrants			shareholders’

	Number	Amount	Number	Amount	Number	Amount	Deficit	equity

Founders’ special warrants	1	$ —	3,600,000	$ —	—	$ —	$ —	$—
Williams Mine warrants (note 3)	—	—	—	—	950,000	28,359	—	28,359
Private placement – Initial financing
special warrants and financing
warrants – net of issuance costs of
$237,802	—	—	4,400,000	2,274,839	950,000	28,359	—	2,303,198
Compensation special warrants	—	—	308,000	159,239	—	—	—	159,239
Compensation warrants	—	—	—	—	440,000	35,206	—	35,206
Loss	—	—	—	—	—	—	(213,266)	(213,266)

Balance at December 31, 2003	1	—	8,308,000	2,434,078	2,340,000	91,924	(213,266)	2,312,736
Cancellation of founders’ special
warrants	—	—	(150,000)	—	—	—	—	—
Consultants’ special warrants granted	—	—	150,000	91,776	—	—	—	91,776
Exercise of founders’ special warrants	3,450,000	—	(3,450,000)	—	—	—	—	—
Exercise of consultants’ special
warrants	150,000	91,776	(150,000)	(91,776)	—	—	—	—
Exercise of initial financing special
warrants	1,850,000	956,466	(1,850,000)	(956,466)	—	—	—	—
Exercise of financing warrants	399,432	1,010,110	—	—	(399,432)	(11,924)	—	998,186
Loss	—	—	—	—	—	—	(644,238)	(644,238)

Balance at December 31, 2004	5,849,433	$2,058,352	2,858,000	$1,477,612	1,940,568	$ 80,000	$(857,504)	$2,758,460

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in U.S. dollars)

		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Cash flows from operating activities
Loss for the period	$(644,238)	$(213,266)
Items not affecting cash
Depreciation and amortization	281,119	144,236
Stock-based compensation	91,776	—
Decrease (increase) in royalty receivable	10,438	(107,724)
Decrease (increase) in prepaid expenses and other current assets	12,085	(12,585)
Increase in accounts payable	87,387	3,766
Increase accrued liabilities	819	42,722

	(160,614)	(142,851)

Cash flows from investing activities
Acquisition of royalty interest in mineral property	—	(2,139,495)
Purchases of furniture and equipment	—	(11,259)
Deferred charges relating to royalty acquisition	(99,294)	—

	(99,294)	(2,150,754)

Cash flows from financing activities
Proceeds from issuance of warrants	—	2,497,643
Proceeds from exercise of financing warrants	998,186	—
Deferred charges relating to the initial public offering and unit offering	(131,729)	—

	866,457	2,497,643

Increase in cash and cash equivalents	606,549	204,038
Cash and cash equivalents – Beginning of period	204,038	—

Cash and cash equivalents – End of period	$ 810,587	$204,038

Supplemental cash flow information (note 9)

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003 (expressed in U.S. dollars)

1	Nature of operations

International Royalty Corporation (‘‘IRC’’ or the ‘‘Company’’) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

IRC’s intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

During the reporting periods, IRC received all of its revenue from the same operation. The Company is dependent upon the operators of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well- established companies.

2	Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiaries, IRC (U.S.) Management Inc. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Loss per share

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the Founders’ Special Warrants, the Initial Financing Special

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests is evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (‘‘CICA’’) Section 3063 – Impairment of Long-lived Assets. The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new CICA Section 3063. The adoption of this standard had no impact on the consolidated financial statements for the periods presented.

Measurement uncertainty

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred charges

Deferred charges comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey’s Bay property as well as expenditures relating to the Company’s initial public offering (‘‘IPO’’) and the debenture unit offering (the ‘‘Unit Offering’’). Upon

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

completion of the acquisition of the royalty interest in the Voisey’s Bay property, the Company intends to capitalize the related deferred charges to the royalty interest in mineral properties. The deferred charges relating to the IPO and Unit Offering will be allocated between the two components on a pro-rata basis. The Company intends to net the deferred charges relating to the IPO against common shares as a share issuance cost and to defer and amortize the remaining deferred charges over six years, the term of the Unit Offering.

Stock-based compensation

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the ‘‘Plan’’) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee’s death, the option may be exercised by the optionee’s personal representative until the earlier of the option’s expiry date or the first anniversary of the optionee’s death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. No options were granted through December 31, 2004.

3 Royalty interest in mineral property

On August 12, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. This purchase was effective August 1, 2003 and consideration for the purchase was CAD$2,876,722 ($2,139,495) and purchase warrants (the ‘‘Williams Mine Warrants’’). The Williams Mine Warrants are exercisable for 950,000 of IRC’s Common Shares (‘‘Common Shares’’) for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and December 31, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:
		Accumulated
	Cost	Amortization	Net

As of December 31, 2004
Williams mine	$2,167,854	$(420,503)	$1,747,351

As of December 31, 2003
Williams mine	$2,167,854	$(143,134)	$2,024,720

During the year ended December 31, 2004, the Company recorded $277,369 (inception to December 31, 2003 – $143,134) in amortization expense.

4 Furniture and equipment
Office furniture and equipment consisted of the following:
		Accumulated
	Cost	Amortization	Net

As of December 31, 2004
Office furniture and equipment	$11,259	$(4,852)	$ 6,407

As of December 31, 2003
Office furniture and equipment	$11,259	$(1,102)	$10,157

During the year ended December 31, 2004, the Company recorded $3,750 (inception to December 31, 2003 – $1,102) in depreciation expense. This expense is recorded in general and administrative expenses.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

5 Deferred charges
Deferred charges comprise:
	December 31,	December 31,
	2004	2003

Deferred charges relating to royalty acquisition	$200,686	$—
Deferred charges relating to the IPO and Unit Offering	639,184	—

	$839,870	$—

6 Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Loss for the period	$(644,238)	$(213,266)

Expected income tax benefit	(229,478)	(75,965)
Less: Change in valuation allowance	229,478	75,965

Actual income tax expense	$—	$—

At December 31, 2004 and 2003, IRC has unused Canadian net operating losses of $1,410,505 and $502,879, respectively, which expire as follows:

2010	$502,879
2011	$907,626

Future tax assets (liabilities) include the following components:

		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Net operating loss carry-forward	$ 502,422	$179,125
Royalty interest in mineral property basis	(189,000)	(95,181)
Other	(7,979)	(7,979)

	305,443	75,965
Less: Valuation allowance	(305,443)	(75,965)

Net future tax assets (liabilities)	$—	$—

7 Shareholders’ equity

Founders’ Special Warrants and Consultant’s Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (‘‘Founders’ Special Warrants’’) to the founding members of IRC. Each Founders’ Special Warrant allowed the holder to acquire one Common Share for no additional consideration.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders’ Special Warrants cancelled and re-issued to an employee and a contractor of the Company (‘‘Consultants’ Special Warrants’’). The transaction was recorded as stock-based compensation expense at the fair market value of the Consultants’ Special Warrants (CA$0.80 per Consultants’ Special Warrant for a total of CA$120,000 or $91,776) on the date of the grant and is included in shareholders’ equity as of December 31, 2004.

In November 2004, all of the Founders’ Special Warrants and the Consultant’s Special Warrants were exercised for 3,600,000 Common Shares.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

Williams Mine Warrants

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the ‘‘Private Placement’’) whereby IRC issued 4,400,000 special warrants (‘‘Initial Financing Special Warrants’’) at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a ‘‘Financing Warrant’’. The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and were valued in total at $28,359. The Common Share component of the Initial Financing Special Warrants was valued at $2,274,839.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of CA$1,198,296. The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company’s IPO in February 2005 (see note 12) for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one Common Share for no additional consideration and have been valued in total at $159,239. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005 the date of completion of the IPO. The Compensation Warrants have been valued at $35,206.

8	Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

During the year ended December 31, 2004 and the period ended December 31, 2003, IRC incurred legal fees of CA$42,388 and CA$34,501, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of either of these periods.

9	Supplemental disclosure of cash flow information

		Period from
	Year ended	May 7, 2003 to
	December 31,	December 31,
	2004	2003

Issuance of the Williams Mine Warrants (note 3)	$—	$ 28,359
Issuance of Compensation Special Warrants	—	159,239
Issuance of Compensation Warrants	—	35,206
Issuance of Consultants Special Warrants	91,776	—
Exercise of Initial Financing Warrants Special Warrants	956,466	—
Exercise of Financing Warrants	11,924	—
Deferred charges relating to the IPO and Unit Offering included in accounts payable	511,955	—
Deferred charges relating to royalty acquisition included in accounts payable	96,892	—

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

10	Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, royalty receivable, accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments.

11	Commitments

On March 9, 2005, the Company entered into an agreement to lease its office space in Denver, Colorado, with an expected commencement date of May 1, 2005. The following are minimum lease payments over the term of the lease:

2005	$ 7,592
2006	45,830
2007	47,798
2008	50,891
2009	52,578
2010	44,987

$249,676

12	Subsequent events

	a)	On February 22, 2005, the Company completed an IPO of 37,790,698 (includes the agents’ exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also sold a ‘‘Unit Offering’’ for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the ‘‘Debentures’’) due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and use of proceeds are outlined as follows:

	CA$	US$

Gross proceeds from the IPO	$ 162,500,000	$ 131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents’ commission and estimated expenses of offering	(16,233,000)	(12,500,000)

	176,267,000	143,479,750
Acquisition of Archean Resources Ltd.(1)(2)	(153,117,000)	(124,132,000)
Reserved for the purchase of other royalties(1)(2)	(1,330,000)	(1,078,000)
Funds deposited in escrow(3)	(2,475,000)	(2,006,483)

Net proceeds to the Company	$ 19,345,000	$ 16,263,267

(1) See below.

(2) Includes estimated costs of acquisition.

(3) Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

b)	On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the Common Shares of Archean Resources Ltd., which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184,300,001, consisting of CA$152.5 million in cash and 7,395,349 Common Shares, valued at the Company’s IPO offering price of CA$4.30 per Common Share.

c)	Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30;

On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CA$5,000,000 in Common Shares valued at CA$4.30, the offering price of the IPO.

d)	The Company has reserved proceeds from the offering for the completion of the following royalty purchase agreements:

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (as superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests. Consideration to be paid

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003 (expressed in U.S. dollars)

is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CA$4.30. The transaction is expected to close in April 2005.

  On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licences in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.
  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (‘‘Western’’). On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.
e)	On February 22, 2005, in accordance with its stock option plan, the Company issued a total of 2,550,000 incentive stock options to officers, directors and employees of the Company, at an exercise price of CA$4.30. On March 7, 2005, the Company issued 300,000 incentive stock options to a director of the Company at CA$4.80 per option.

CORPORATE INFORMATION

ANNUAL MEETING	OFFICERS
Thursday, May 26th, 2005	Douglas B. Silver
9:00am – 10:00am	Chairman and Chief Executive Officer
Toronto Stock Exchange
130 King Street West	Douglas J. Hurst
Toronto, Ontario, M5X 1J2	President

Ray W. Jenner
BOARD OF DIRECTORS	Chief Financial Officer and
Douglas B. Silver	Corporate Secretary
Chairman and Chief Executive Officer
International Royalty Corporation	George S. Young
Vice President and General Council
Douglas J. Hurst
President	David R. Hammond
International Royalty Corporation	Vice President of Strategic Planning

George S. Young	CORPORATE HEADQUARTERS
Vice President and General Council
International Royalty Corporation	International Royalty Corporation
10 Inverness Drive East, Suite 104
Robert W. Schafer	Englewood, Colorado 80112
Vice President of Business Development	Phone: (303) 799-9020
Hunter Dickinson, Inc.	Fax: (303) 799-9017
info@internationalroyalty.com
Gordon J. Fretwell	www.internationalroyalty.com
Securities Lawyer
Gordon J. Fretwell Law Corp.	LEGAL COUNSEL

Rene G. Carrier	Fasken Martineau DuMoulin LLP
President	Toronto, Ontario
Euro American Capital Corporation
AUDITORS
Christopher Daly	PricewaterhouseCoopers LLP
Chief Financial Officer	Vancouver, British Columbia
Northstar Exploration Limited

Edward L. Mercaldo	TRANSFER AGENT/REGISTRAR
Financial Consultant and	CIBC Mellon Trust Company
Private Investor	Toronto, Ontario

Colm St. Roch Seviour	STOCK EXCHANGE LISTING
Senior Mining Law Partner
Stewart McKelvey Stirling Scales	Toronto Stock Exchange
(Symbol: IRC)

INVESTOR RELATIONS
Jack Perkins
(303) 799-9020
jperkins@internationalroyalty.com

CBN

FINANCIAL PRINTING Printed in Canada

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